

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2012

<u>Via E-mail</u>
Joseph M. Rigby
Chairman of the Board, President and Chief Executive Officer
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, D.C. 20068

> **Re: Pepco Holdings, Inc.,**
> **Potomac Electric Power Company,**
> **Delmarva Power & Light Company and**
> **Atlantic City Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File Nos. 001-31403, 001-01072, 001-01405 and 001-03559**

Dear Mr. Rigby:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Carolyn Coates-Riddick, Office of the Chairman, President and Chief Executive Officer